SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 12, 2017

On September 12, 2017, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Chief Executive Officer, Fernando Musa, Officers Gustavo Valverde, Pedro Freitas, Marcelo Arantes and Mrs. Marcella Menezes Fagundes, responsible for Legal Negotiation and Corporate Governance and Mr. Guilherme Furtado, responsible for the Corporate Governance were also present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, took the chair, and Mrs. Alessandra Araripe acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis and discussion of the PD.CA-BAK-07-2017 – Transformation of the Compliance Committee (“CC”) of Braskem to the Compliance and Audit Committee (“CCA”) and approval of the Internal Rules of the Board of Directors (“CA”) and its Supporting Committees, the copy and related documentation of which were previously sent for acknowledgement of the Directors, as set forth in its Internal Rules and that will be duly filed at the headquarters of the Company, it was decided that, after the adjustments required by the Directors, said PD shall be returned as soon as possible for specific deliberation by this Board. II) Subjects for Acknowledgement: Presentations/reports were made, by the respective persons in charge, on the following matters: (a) Strategic guidance for the Action program of the Business Leader of Braskem (2018 to 2020); (b) Update on the Compliance Program; (c) Presentation of the costs arising from Lava Jato; (d) presentation on the studies for the Long-Term Incentive Plan (ILP); (e) Effects of hurricane Harvey; and (f) Meetings of the Compliance Committee, Personnel and Organization Committee, Finance and Investment Committee and Strategy and Communication Committee, all of which occurred on this date. III) Subjects of Interest to the Company: Nothing to record. IV) Adjournment: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the acting Chairman and by the Secretary of the Meeting. São Paulo, September 12, 2017. Signatures: Newton Sergio de Souza - Chairman; Alessandra Araripe – Secretary; Carla Gouveia Barreto; Ernani Figueiras de Carvalho; Edson Chil Nobre; Fernando Reis Vianna

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

HELD ON SEPTEMBER 12, 2017

Filho; Gesner José de Oliveira Filho; João Cox Neto; João Carlos Trigo de Loureiro; Luiz de Mendonça; Marcelo Lyrio; and Pedro Oliva Marcilio de Souza.

The above matches the original recorded in the proper book.

Alessandra Araripe

Secretary

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41820-000 – Phone (71) 3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.